SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy's, Inc. 401(k) Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Macy's, Inc. 401(k) Retirement Investment Plan

Dated June 22, 2015	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Index

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits:
December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits:
Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) - December 31, 2014	14

Report of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee
Macy's, Inc. 401(k) Retirement Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Macy’s, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
Cincinnati, Ohio
June 22, 2015

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013
(in thousands)

	2014	2013

Master Trust Investments, at fair value (Note 3)	$3,744,995	$3,543,970

Receivables:
Participant loans	75,359	72,065
Employer contributions	88,048	17,343
Dividend	3,740	3,260
Interest	3	7
Due from brokers for securities sold	779	839
Total receivables	167,929	93,514
Total assets	3,912,924	3,637,484

Liabilities:
Trustee and management fees payable	1,528	1,691
Due to brokers for securities purchased	195	496
Total liabilities	1,723	2,187

Net assets available for benefits at fair value	3,911,201	3,635,297

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,238)	(28,064)
Net assets available for benefits	$3,888,963	$3,607,233

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013
(in thousands)

	2014	2013
Additions:
Net investment income from Master Trust investments (Note 3):
Net appreciation in fair value of investments	$316,115	$594,424
Interest	21,186	24,162
Dividends	14,637	12,842
Total investment income	351,938	631,428
Less investment expenses	(5,201)	(5,131)
Net investment income	346,737	626,297

Interest on participant loans	2,897	2,725

Contributions:
Employer	93,321	17,343
Participant	216,685	197,651
Total contributions	310,006	214,994

Total additions	659,640	844,016

Deductions:
Benefits paid to participants	(372,784)	(277,249)
Administrative expenses	(5,126)	(5,347)
Total deductions	(377,910)	(282,596)

Net increase	281,730	561,420

Net assets available for benefit:
Beginning of year	3,607,233	3,045,813
End of year	$3,888,963	$3,607,233

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan
The following brief description of the Macy's, Inc. 401(k) Retirement Investment Plan ( the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan is sponsored and administered by Macy’s, Inc. (“Macy's,” the “Company” or the “Plan Administrator”).  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan (“ESOP”) within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility
Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions
Participants may elect to contribute an amount equal to 1% to 50% (subject to certain limitations) of the participant's eligible compensation.  A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Effective September 1, 2008, the Plan was amended to accept Roth compensation deferrals. The Plan offers various investment fund options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.
In February 2013, the Company announced changes to its retirement plans whereby participants in the Company's defined benefit pension and supplementary executive retirement plans no longer earn future pension service credits, with limited exceptions, after December 31, 2013. All retirement benefits attributable to service in subsequent periods will be provided through defined contribution plans, and effective January 1, 2014, Company matching contributions under the Plan were increased.
Company contributions are made as soon as administratively feasible after year end. Company contributions, based on the appropriate matching contribution rate when combined with forfeitures, are contributed in cash directly to the Plan following the participants' investment fund choices. For the 2014 and 2013 Plan years, participant contributions up to 6% and 5%, respectively, of eligible compensation were considered “basic savings” which were eligible for matching Company contributions. Company contribution rates for the 2014 Plan year are equal to 100% on the first 1% of basic savings and 50% on the next 5% of basic savings. Company contributions for the 2013 Plan year were either 50% or 10% of basic savings, depending upon the participant's enrollment date or enrollment in the defined benefit pension plan.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2014 and 2013 Plan years, forfeited nonvested accounts totaled approximately $1,038,000 and $1,075,000, respectively.
In 2007, Ebrahim Shanehchain filed a lawsuit, which was subsequently conditionally certified as a class action, on behalf of persons who participated in the Plan and the May Department Stores Company Profit Sharing Plan (the "May Plan") between February 27, 2005 and October 3, 2007. The complaint alleged that certain fiduciary duties owed under ERISA to participants were breached as a result of false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May Department Stores Company, resulting in supposed "artificial inflation" of the Company's stock price and "imprudent investment" by the Plan and the May Plan in Macy's stock. The parties reached an agreement to settle the matter, and on May 8, 2013, the court granted final approval of the settlement terms and entered a judgment terminating the litigation. Employer Contributions for the 2014 Plan year include approximately $5,273,000 relating to the finalization of this settlement.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances.  As soon as administratively feasible after the end of each Plan year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting
Participants are immediately 100% vested in their own contributions and become 100% vested in the Company's contributions after 2 years of service. 100% vesting is also achieved through normal retirement, death or disability.

Participant Loans and Withdrawals
Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is determined on the date of the loan by the Macy's, Inc. Pension and Profit Sharing Committee.
Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies
a)    Master Trust
The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”).  As of December 31, 2014 and 2013, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.
The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

b) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Insurance contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
c)    Investments
Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market (see Note 3). Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
The money market funds include highly liquid fixed-income securities with maturities of three months or less.
Dividend income is recorded on the ex-dividend date.  Interest income from other investments is recorded as earned on an accrual basis.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

d)    Insurance Contracts
The Master Trust holds certain insurance contracts which include synthetic guaranteed investment contracts (“synthetic GIC's”). The synthetic GIC's are presented at fair value on the table of investments held in the Master Trust (see Note 3). In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest. An insurance contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.
Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 1.18% for 2014 and 1.20% for 2013 and the average crediting rate was 1.88% and 2.16% at December 31, 2014 and 2013, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The synthetic GIC's do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.
e)    Participant Loans
Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.
f)    Payment of Benefits
Benefits are recorded when paid.
g)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

h)    New Pronouncements

The Plan does not anticipate that the adoption of recent accounting pronouncements will have a material impact on the Plan's financial statements.

3.	Investments
All of the Plan's investments are included in the Master Trust and are held by the Trustee.
The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:
Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.
S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.
Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.
International Stock Fund - consisting primarily of stocks of companies not based in the United States of America.
Macy's Stock Fund - consisting primarily of the Company's registered common stock.
Target Retirement Date Funds - consisting primarily of institutionally priced Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.
Self-Directed Brokerage - consisting primarily of mutual funds.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

Investments held by the Plan are stated at fair value in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC Topic 820 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The ASC Topic 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Macy's, Inc. common stock is reported at fair value as determined by quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820. The fair value of money market funds and pooled funds represents the net asset value of shares of underlying assets of the investment as a practical expedient to estimate fair value and are defined as Level 2 in accordance with the fair value hierarchy set forth in ASC Topic 820.  The pooled funds contain a mix of domestic common stocks and bonds, international common stocks and bonds, and cash and cash equivalents. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments. Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds.  The insurance contracts themselves are valued by totaling the values of all of the underlying securities and are defined as Level 2 in accordance with the fair value hierarchy set forth in ASC Topic 820.  The fair value of the underlying assets is based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of the wrap contracts is determined using the market approach discounting methodology that incorporates the difference between current market level rates for the contract level wrap fees and the wrap fees being charged for the synthetic GIC. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year-end, where appropriate.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

The following table presents the fair values of investments for the Master Trust at December 31, 2014 and 2013:

	2014	2013
	(in thousands)

Money market funds	$24,542	$17,461
Macy's, Inc. common stock	783,285	693,458
Pooled funds:
Domestic equities	1,025,022	958,660
International equities	153,933	163,579
Target date funds	926,694	832,324
Other	15,053	13,567
Insurance contracts	816,466	864,921
Total investments at fair value	3,744,995	3,543,970
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,238)	(28,064)
Total investments	$3,722,757	$3,515,906

Net appreciation in the fair value of investments in the Master Trust for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
	(in thousands)

Macy's, Inc. common stock	$152,656	$196,466
Pooled funds	163,459	397,958
Net appreciation in the fair value of investments	$316,115	$594,424

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2014 and 2013, and their level within the fair value hierarchy, are as follows:

	December 31, 2014
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$24,542	$—	$24,542	$—
Macy's, Inc. common stock	783,285	783,285	—	—
Pooled funds:
Domestic equities	1,025,022	—	1,025,022	—
International equities	153,933	—	153,933	—
Target date funds	926,694	—	926,694	—
Other	15,053	—	15,053	—
Insurance contracts	816,466	—	816,466	—
	$3,744,995	$783,285	$2,961,710	$—

	December 31, 2013
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$17,461	$—	$17,461	$—
Macy's, Inc. common stock	693,458	693,458	—	—
Pooled funds:
Domestic equities	958,660	—	958,660	—
International equities	163,579	—	163,579	—
Target date funds	832,324	—	832,324	—
Other	13,567	—	13,567	—
Insurance contracts	864,921	—	864,921	—
	$3,543,970	$693,458	$2,850,512	$—

For the years ended December 31, 2014 and 2013, there were no significant transfers in or out of levels 1, 2 or 3 investments.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

4.	Related Parties
Certain Master Trust investments are shares of the JP Morgan Prime Money Market Fund totaling approximately $24,542,000 and $17,461,000 at December 31, 2014 and 2013, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, the Plan paid the Trustee approximately $209,900 and $208,700 in administrative expenses, principally Trustee fees, in 2014 and 2013, respectively. In addition to expenses incurred by third party service providers, administrative expenses include salaries and benefits for Macy's associates who provide services to the Plan. Macy's allocated approximately $759,100 and $869,600 in administrative expenses to the Plan in 2014 and 2013, respectively.
The Plan holds shares of the common stock of Macy's, Inc., the Plan Administrator. Macy's, Inc. common stock held by the Plan was 21% and 19% of the Plan's total investments at December 31, 2014 and 2013, respectively.

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
	(in thousands)
Net assets available for benefits per the financial statements	$3,888,963	$3,607,233
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,238	28,064
Net assets available for benefits per Form 5500	$3,911,201	$3,635,297

The following is a reconciliation of investment income per the financial statements to Form 5500 for the fiscal years ended December 31, 2014 and 2013:

	2014	2013
	(in thousands)
Investment income per the financial statements	$351,938	$631,428
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	22,238	28,064
Beginning of year	(28,064)	(54,325)

Interest on participant loans	2,897	2,725

Investment income per Form 5500	$349,009	$607,892

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2014 and 2013

6.	Plan Amendments and Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

7.	Federal Income Taxes
The Plan obtained its latest favorable determination letter on March 24, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8.	Administrative Expenses
The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers and salaries and benefits for Macy's associates who provide services to the Plan.

9.	Legal Proceedings
The Plan is involved in various proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan Administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value

*	Participant loans	Participants loans, varying maturities with interest rates of 4.25%	$ -	$75,359,000

*    Represents a party-in-interest to the Plan.

**  Historical cost is disclosed only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.